FORM 45-102F1

NOTICE OF INTENTION TO DISTRIBUTE SECURITIES UNDER SECTION 2.8 OF REGULATION 45-102
RESPECTING RESALE OF SECURITIES

Reporting issuer

1.	Name of reporting issuer: Acasti Pharma Inc.

Selling security holder

2.	Your name: Neptune Technologies & Bioressources Inc.

3.	The offices or positions you hold in the reporting issuer: Mother Company of the reporting issuer and holder of more than 10% of the issued and outstanding common shares of the reporting issuer.

4.	Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer?: No

5.	Number and class of securities of the reporting issuer you beneficially own:

33,697,733 Class A common shares

4,950,000 Multi-voting Class B shares

7,081,619 Series 3 Warrants

Distribution

6.	Number and class of securities you propose to sell: 7,081,619 Series 3 Warrants

7.	Will you sell the securities privately or on an exchange or market? If on an exchange or market, provide the name. Securities will be sold privately

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(1) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2) the information given in this form is true and complete.

Date : 12/22/2010	NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Your name (Selling security holder)

/s/ Henri Harland
Your signature (or if a company, the
signature of your authorized signatory)

Henri Harland, President and CEO
Name of your authorized signatory